(d)(3)(iv)

May 1, 2014

ING Variable Portfolios, Inc.

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re:    Expense Limitations

Ladies and Gentlemen:

  By our execution of this letter agreement, intending to be legally bound hereby, ING Investments, LLC (“IIL”), the adviser to ING Global Value Advantage Portfolio (the “Portfolio”), agrees that IIL shall, from May 1, 2014 through May 1, 2015, waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratio of the Portfolio with respect to the Portfolio’s Class I shares shall be as follows:

Series	Maximum Operating Expense Ratio (as a percentage of average net assets)

Class I
ING Global Value Advantage Portfolio	0.65%

  We are willing to be bound by this letter agreement to lower our fees for the period from May 1, 2014 through May 1, 2015. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply. Any fees waived pursuant to this letter agreement shall not be eligible for recoupment. This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

  Notwithstanding the forgoing, termination or modification of this letter agreement requires approval by the Board of Directors of ING Variable Portfolios, Inc.

Sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President

7337 East Doubletree Ranch Road	Tel: 480-477.3000	ING Investments, LLC
Suite 100	Fax: 480.477.2700
Scottsdale, AZ 85258-2034	www.ingfunds.com